UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                           Delta Petroleum Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    247907207
                                 (CUSIP Number)

                                  June 30, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

CUSIP No. 247907207                      13G                 Page 2 of 13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG North American Opportunity Fund
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,500,000 shares of Common Stock

                    Options to purchase 1,700,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    1,500,000 shares of Common Stock

                    Options to purchase 1,700,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares of Common Stock

            Options to purchase 1,700,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.04%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 247907207                      13G                 Page 3 of 13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,411 shares of Common Stock

            Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.94%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 247907207                      13G                 Page 4 of 13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,411 shares of Common Stock

            Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.94%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-------------------------------------------------------------------------------

CUSIP No. 247907207                      13G                 Page 5 of 13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,411 shares of Common Stock

            Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.94%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 247907207                      13G                 Page 6 of 13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,411 shares of Common Stock

            Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.94%
-------------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 247907207                      13G                 Page 7 of 13 Pages
-------------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,904,411 shares of Common Stock

                    Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,411 shares of Common Stock

            Options to purchase 1,767,900 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.94%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 247907207                      13G                 Page 8 of 13 Pages


Item 1.

(a)  Name of Issuer

          Delta Petroleum Corporation, a Colorado corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

          370 SEVENTEENTH STREET
          SUITE 4300
          DENVER CO 80202

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if none, Residence
Item 2(c).  Citizenship

          GLG North American Opportunity Fund
          c/o GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          England
          Citizenship: Cayman Islands

          GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          England
          Citizenship: England

          GLG Partners Limited
          c/o GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          England
          Citizenship: England

          Noam Gottesman
          c/o GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          England
          Citizenship: United States

          Pierre Lagrange
          c/o GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          England
          Citizenship: Belgium

          Emmanuel Roman
          c/o GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          England
          Citizenship: France

CUSIP No. 247907207                      13G                 Page 9 of 13 Pages


Item 2(d)  Title of Class of Securities

           Common Stock, $0.01 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

           247907207

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]   Broker or dealer registered under Section 15 of the Act
                (15 U.S.C. 78o).

     (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Act
                (15 U.S.C. 78c).

     (d)  [ ]   Investment company registered under Section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]   An investment adviser in accordance with
                ss.240.13d-1(b)(1)(ii)(E);

     (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                ss.240.13d-1(b)(1)(ii)(F);

     (g)  [ ]   A parent holding company or control person in accordance with
                ss.240.13d-1(b)(1)(ii)(G);

     (h)  [ ]   A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ]   A church plan that is excluded from the definition of an
                investment company under Section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman may be deemed the beneficial owner of (i) 1,500,000 shares of Common Stock and options to purchase
1,700,000 shares of Common Stock held by GLG North American Opportunity Fund,
(ii) 10,700 shares of Common Stock held by GLG Investments PLC through its subfund, GLG Balanced Fund, (iii) 136,000 shares of Common Stock held by GLG Investments PLC through its subfund, GLG Capital Appreciation Fund, (iv) 134,266 shares of Common Stock and options to purchase 15,000 shares of Common Stock held by GLG Investments PLC through its subfund, GLG North American Equity Fund,
(v) 47,600 shares of Common Stock held by GLG Investments IV PLC through its subfund, GLG Capital Appreciation (Distributing) Fund, (vi) 9,064 shares of Common Stock and options to purchase 10,400 shares of Common Stock held by CITI GLG North American Hedge Fund Ltd., (vii) 37,481 shares of Common Stock and

CUSIP No. 247907207                      13G                 Page 10 of 13 Pages


options to purchase 42,500 shares of Common Stock held by Lyxor North
American Alternative Equity Fund Ltd., (viii) 19,900 shares of Common Stock held by The Century Fund SICAV, and (ix) 9,400 shares of Common Stock held by Pleiade SICAV through its subfund, Pleiades Actions Amerique du Nord (each entity referred to in (i) through (ix) is herein referred to as a "Fund" and, collectively, as the "Funds").

          GLG Partners LP, an English limited partnership, acts as the investment manager of each of the Funds and has voting and dispositive power over the securities held by the Funds. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman, and as a result, each has voting and dispositive power over the securities held by the Funds. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Funds except for their pecuniary interest therein.

     (b)  Percent of class:

          The Company's most recent quarterly report on Form 10-Q that was filed on May 5, 2006, indicates there were 52,907,951 shares of Common Stock outstanding as of May 1, 2006. Therefore, based on the Company's outstanding shares of Common Stock, (i) GLG North American Opportunity Fund may be deemed to beneficially own 6.04% of the outstanding shares of Common Stock of the Company and (ii) GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman may be deemed to beneficially own 6.94% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

     (c)

          Number of shares as to which each reporting person has:

          (i)  Sole power to vote or to direct the vote

               0

         (ii)  Shared power to vote or to direct the vote

               See Item 4(a) above.

        (iii)  Sole power to dispose or to direct the disposition of

               0

         (iv)  Shared power to dispose or to direct the disposition of

               See Item 4(a) above.

CUSIP No. 247907207                      13G                 Page 10 of 13 Pages


Item 5.      Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.      Identification and Classification of Members of the Group

          See Exhibit I.

Item 9.      Notice of Dissolution of Group

          Not applicable.

Item 10.     Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 8, 2006, by and among GLG North American Opportunity Fund, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 247907207                      13G                 Page 12 of 13 Pages


SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  August 8, 2006


GLG NORTH AMERICAN OPPORTUNITY FUND         GLG PARTNERS LIMITED
By: GLG Partners LP,
as its Investment Manager
By: GLG Partners Limited,                   /s/ Noam Gottesman
as its General Partner                      -----------------------------------
                                            Name: Noam Gottesman
                                            Title: Managing Director
/s/ Noam Gottesman
---------------------------------
Name: Noam Gottesman                        /s/ Victoria Parry
Title: Managing Director                    -----------------------------------
                                            Name: Victoria Parry
                                            Title: Senior Legal Counsel
/s/ Victoria Parry
---------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel


PIERRE LAGRANGE                             GLG PARTNERS LP
                                            By: GLG Partners Limited,
                                            as its General Partner
/s/ Pierre Lagrange
---------------------------------
                                            /s/ Noam Gottesman
                                            -----------------------------------
                                            Name: Noam Gottesman
                                            Title: Managing Director


                                            /s/ Victoria Parry
                                            -----------------------------------
                                            Name: Victoria Parry
                                            Title: Senior Legal Counsel


EMMANUEL ROMAN                              NOAM GOTTESMAN


/s/ Emmanuel Roman                          /s/ Noam Gottesman
---------------------------------           -----------------------------------

CUSIP No. 247907207                      13G                Page 13 of 13 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Delta Petroleum Corporation, a Colorado corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 8, 2006


GLG NORTH AMERICAN OPPORTUNITY FUND         GLG PARTNERS LIMITED
By: GLG Partners LP,
as its Investment Manager
By: GLG Partners Limited,                   /s/ Noam Gottesman
as its General Partner                      -----------------------------------
                                            Name: Noam Gottesman
                                            Title: Managing Director
/s/ Noam Gottesman
---------------------------------
Name: Noam Gottesman                        /s/ Victoria Parry
Title: Managing Director                    -----------------------------------
                                            Name: Victoria Parry
                                            Title: Senior Legal Counsel


/s/ Victoria Parry
---------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel


PIERRE LAGRANGE                             GLG PARTNERS LP
                                            By: GLG Partners Limited,
                                            as its General Partner
/s/ Pierre Lagrange
---------------------------------
                                            /s/ Noam Gottesman
                                            -----------------------------------
                                            Name: Noam Gottesman
                                            Title: Managing Director


                                            /s/ Victoria Parry
                                            -----------------------------------
                                            Name: Victoria Parry
                                            Title: Senior Legal Counsel


EMMANUEL ROMAN                              NOAM GOTTESMAN


/s/ Emmanuel Roman                          /s/ Noam Gottesman
---------------------------------           -----------------------------------